

MAIL STOP 3628

August 19, 2005

By Facsimile (215) 864-9166 and U.S. Mail

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

Re: Nature's Sunshine Products, Inc.
Schedule TO-I
Filed on August 5, 2005
File No. 005-32703

Dear Mr. Huff:

    We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I

General

1. Please provide a brief statement as to the accounting treatment of the transaction. To the extent that you believe that this disclosure is not material, please advise. See Item 1004(a)(1)(xi) of Regulation M-A.

Offer to Purchase

Forward Looking Statements, page 6

2. Refer to the last sentence in this section. This disclaimer of any obligation to update forward-looking statements appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect material changes in the information previously disclosed. Please revise.

Section 7. Conditions of the Offer, page 21

3. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow security holders to objectivity verify whether the conditions have been satisfied. Please generally revise to narrow your conditions. For example, but without limitation, some of your conditions refer to "threatened" actions and other conditions refer to actions and events that "may" or "might" occur.   These conditions appear to contain excessive subjective elements and should be revised accordingly.

Letter of Transmittal

4. We note your request that the security holder acknowledge that they "understand" certain terms the Offer. It is not appropriate to require security holders to attest to the fact that they "understand" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the Letter of Transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from Nature's Sunshine acknowledging that:

    ·   the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Justin P. Klein
        Ballard Spahr Andrews & Ingersoll, LLP
        1735 Market Street, 51st Floor
        Philadelphia, Pennsylvania 19103